Ecopetrol's Proven Reserves Reach 1,972 Million Barrels Equivalent

•	The reserve replacement ratio was 139%. For each barrel produced, the company added 1.39 barrels to its reserves.

•	In the past five years, Ecopetrol has increased reserves by 74%.

•	The average life of Ecopetrol’s reserves remained constant at 8.1 years.

•	Of the outstanding balance, 72.7% is crude and 27.3% is gas.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its proven reserves (1P, according to the international designation) of crude oil, condensate and natural gas owned by the company, including its interest in affiliates and subsidiaries, as of December 31, 2013.

Reserves were calculated based on U.S. Securities and Exchange Commission (SEC) standards and methodology and 99% were audited by three different specialized independent companies (Gaffney, Cline & Associates, Ryder Scott Company and DeGolyer and MacNaughton).

Proven net hydrocarbon reserves owned by Ecopetrol, including its interest in affiliates and subsidiaries, at the close of 2013 were 1,972 million barrels of oil equivalent (mmboe), a 5.1% increase compared to the 1,877 mmboe in 2012 and the highest ever in the company's history. In the past five years (2008-2013), Ecopetrol has increased its net reserves by 74%.

In 2013, Ecopetrol added 340 mmboe to its proven reserves, an increase over the 252 mmboe reported in 2012. Production for the year 2013 was 245 mmboe.

The reserve replacement ratio in 2013 was 139%, up from the 109% reported in 2012. This means that for each barrel of oil equivalent produced in 2013, Ecopetrol added 1.39 barrels to its proven reserves. The reserves/production ratio (average life of reserves) remained constant at 8.1 years.

The increase in proven reserves is mainly the product of revisions at existing fields, including the contribution of projects featuring improved recovery and exploratory results.

The fields making the highest contributions to volumes were Castilla, Cupiagua and Yarigui, operated by Ecopetrol, as well as the commercial viabilities fields Akacias and Caño Sur. With respect to operations in partnership with other companies, the contributions of the Rubiales and Quifa fields were the most significant.

In 2013, the Entrerrios and El Dificil fields were divested, representing a 3 mmboe reduction in reserves. The company’s acquisition of the Gunflint field, through its U.S. subsidiary Ecopetrol America, resulted in a 9 mmboe increase in reserves.

Of the 1,972 mmboe of proven reserves, 94% come from Ecopetrol S.A. and the remainder from Hocol, Ecopetrol America and the company's interest in Equion and Savia Peru.

The following exhibit summarizes the reserve balance as of December 31, 2013:

Proven reserves (1P) (Net reserves, excluding royalties)	Millions of barrels of oil equivalent (mmboe)
Proven reserves as of Dec. 31, 2012	1,877
Extensions and discoveries	75
Revised prior estimates	232
Acquisitions	9
Improved recovery	27
Divestitures	-3
Production/sales for 2013	-245
Proven Reserves at Dec. 31, 2013	1,972

Bogota, February 25, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for more than 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast and owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and an increasing participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co